FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 4, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2026 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2026 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free cash flow, Net cash / (debt) and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 4, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended September 30, 2026 in comparison with its results for the quarter ended September 30, 2025.

Summary of 2026 Third Quarter Results

(Comparison with second quarter of 2026 and third quarter of 2025)

	3Q 2026	2Q 2026		3Q 2025
Net sales ($ million)	3,102	2,967	5%	2,978	4%
Operating income ($ million)	598	494	21%	597	0%
Net income ($ million)	521	492	6%	453	15%
Shareholders’ net income ($ million)	509	477	7%	446	14%
Earnings per ADS ($)	1.01	0.95	6%	0.85	19%
Earnings per share ($)	0.50	0.47	6%	0.43	19%
EBITDA* ($ million)	756	649	16%	753	0%
EBITDA margin (% of net sales)	24.4%	21.9%		25.3%

*EBITDA in the third quarter of 2025 includes a $34 million gain recorded for the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards. If this gain was not included EBITDA would have amounted to $719 million, or 24.1% of sales.

In the third quarter, our sales recovered 5% sequentially on higher demand in North America and an increase in shipments to customers in the Middle East. Our EBITDA margin also recovered sequentially, despite higher raw material, energy and logistic costs, reflecting a favorable product mix and efficient industrial performance, as well as the postponement of maintenance programs at some of our facilities. Net income increased 6% sequentially to $521 million, as the improvement in operating income was partially offset by a higher income tax charge and lower financial results and earnings from non-consolidated companies.

During the quarter, our free cash flow amounted to $268 million, which included an increase of $270 million in working capital, and our net cash position amounted to $3.8 billion at September 30, 2026.

Market Background and Outlook

Oil and gas drilling activity has been increasing in the USA, Canada and Argentina. In addition, customers around the world are moving forward with investments in cost-competitive offshore projects, as the industry increases its focus on security and diversification of supply.

In the United States, OCTG prices have been responding to the increase in demand and higher raw material and logistic costs, while OCTG inventories are gradually drawn down.

In the Middle East, the conflict continues to cause disruption to shipping through the strait of Hormuz, although flows of oil have increased using ship-to-ship transfers. Drilling activity in the region has slowly started to recover as oil producers increase production and exports from the region.

In the fourth quarter, we expect an increase in our sales and EBITDA reflecting higher OCTG demand and prices in North America and an increase in shipments to offshore projects. The fourth quarter should set a new quarterly baseline for our sales and EBITDA going into 2027, assuming no significant change in the geopolitical context.

Analysis of 2026 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2026	2Q 2026		3Q 2025
Seamless	780	768	2%	780	0%
Welded	196	179	10%	199	(1%)
Total	976	946	3%	979	0%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	3Q 2026	2Q 2026		3Q 2025
(Net sales - $ million)
North America	1,652	1,471	12%	1,450	14%
South America	447	508	(12%)	520	(14%)
Europe	234	267	(12%)	189	24%
Asia Pacific, Middle East and Africa	595	557	7%	716	(17%)
Total net sales ($ million)	2,927	2,803	4%	2,875	2%
Services performed on third party tubes ($ million)	69	91	(24%)	109	(37%)
Operating income ($ million)	557	465	20%	592	(6%)
Operating margin (% of sales)	19.0%	16.6%		20.6%

Net sales of tubular products and services increased 4% sequentially and 2% year on year. Overall volumes increased 3% sequentially with a 2% increase in seamless volumes and a 10% increase in welded. Average selling prices increased 2% sequentially, excluding services performed on third party pipes. Sequentially, sales increased in North America, thanks to higher sales of OCTG in the region and higher sales of line pipe to distributors in the United States. In South America, sales declined due to lower sales of pipes for pipelines in Argentina and lower sales of coating services in Guyana. In Europe, sales declined due to lower sales of OCTG in Turkey and seasonally lower sales of mechanical pipe to distributors. In Asia Pacific, Middle East and Africa, sales increased due to deliveries to Kuwait and Iraq and higher sales in North Africa.

Operating results from tubular products and services amounted to a gain of $557 million in the third quarter of 2026 compared to a gain of $465 million in the previous quarter and a gain of $592 million in the third quarter of 2025. Operating income in the quarter improved sequentially following the improvement in sales, with higher absorption of fixed costs, lower maintenance expenses and a more efficient industrial performance offsetting an increase in raw material, logistic and energy costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2026	2Q 2026		3Q 2025
Net sales ($ million)	175	164	7%	103	70%
Operating income ($ million)	41	29	40%	5	781%
Operating margin (% of sales)	23.3%	17.8%		4.5%

Net sales of other products and services increased 7% sequentially and 70% year on year. Sequentially sales increased mainly due to higher sales of excess raw materials and energy. In the third quarter of 2026 there were one-off gains of $11 million from the sale of land, recovery of tariffs and the reversion of provisions.

Selling, general and administrative expenses, or SG&A, amounted to $472 million, or 15.2% of net sales, in the third quarter of 2026, compared to $484 million, 16.3% in the previous quarter and $435 million, 14.6% in the third quarter of 2025. Sequentially, the decrease in SG&A is mainly due to lower labor costs, services and fees and provisions for contingencies, partially offset by higher logistic costs.

Financial results amounted to a gain of $22 million in the third quarter of 2026, compared to a gain of $32 million in the previous quarter and a gain of $37 million in the third quarter of 2025. Financial results of the quarter are mainly attributable to a $29 million net finance income from the return of our portfolio investments, net of a $7 million loss from foreign exchange transactions and derivatives.

Equity in earnings (losses) of non-consolidated companies generated a gain of $38 million in the third quarter of 2026, compared to a gain of $48 million in the previous quarter and a loss of $9 million in the third quarter of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX).

Income tax charge amounted to $136 million in the third quarter of 2026, compared to $82 million in the previous quarter and $172 million in the third quarter of 2025.

Cash Flow and Liquidity of 2026 Third Quarter

Net cash generated by operating activities during the third quarter of 2026 was $366 million, compared to $518 million in the previous quarter and $318 million in the third quarter of 2025.

With capital expenditures of $98 million, our free cash flow amounted to $268 million during the quarter. Our net cash position amounted to $3.8 billion at September 30, 2026.

Analysis of 2026 First Nine Months Results

	9M 2026	9M 2025	Increase/(Decrease)
Net sales ($ million)	9,169	8,986	2%
Operating income ($ million)	1,675	1,729	(3%)
Net income ($ million)	1,578	1,512	4%
Shareholders’ net income ($ million)	1,527	1,484	3%
Earnings per ADS ($)	3.02	2.79	8%
Earnings per share ($)	1.51	1.39	8%
EBITDA* ($ million)	2,141	2,183	(2%)
EBITDA margin (% of net sales)	23.3%	24.3%

*EBITDA in 9M 2025 includes a $34 million gain from the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards. If this gain was not included EBITDA in 9M 2025 would have amounted to $2,149 million, or 23.9% of sales.

Our sales in the first nine months of 2026 increased 2% compared to the first nine months of 2025 as our Tubes sales increased 1% mainly due to higher prices in North America and our Others sales increased 19% mainly due to higher sales of oilfield services in Argentina. On a comparable basis EBITDA decreased slightly while earnings per share increased 8% following higher results from associated companies and the reduction of outstanding shares due to the share buyback.

Cash flow provided by operating activities amounted to $1.5 billion during the first nine months of 2026, net of an increase in working capital of $354 million. After capital expenditures of $334 million, our free cash flow amounted to $1.2 billion. Following a dividend payment of $606 million and share buybacks for $90 million in the first nine months, our net cash position amounted to $3.8 billion at the end of September 2026.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2026		9M 2025		Increase/(Decrease)
Tubes	8,662	94%	8,560	95%	1%
Others	507	6%	426	5%	19%
Total	9,169		8,986		2%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2026	9M 2025	Increase/(Decrease)
Seamless	2,332	2,359	(1%)
Welded	586	589	(1%)
Total	2,918	2,948	(1%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2026	9M 2025	Increase/(Decrease)
(Net sales - $ million)
North America	4,597	4,097	12%
South America	1,486	1,603	(7%)
Europe	715	612	17%
Asia Pacific, Middle East and Africa	1,864	2,248	(17%)
Total net sales ($ million)	8,662	8,560	1%
Services performed on third party tubes ($ million)	268	320	(16%)
Operating income ($ million)	1,566	1,660	(6%)
Operating margin (% of sales)	18.1%	19.4%

Net sales of tubular products and services increased 1% to $8,662 million in the first nine months of 2026, compared to $8,560 million in the first nine months of 2025 as a 2% increase in average selling prices was partially offset by a 1% decrease in volumes. Average drilling activity in the first nine months of 2026 increased 1% in the United States and Canada and remained flat internationally compared to the first nine months of 2025.

Operating results from tubular products and services amounted to a gain of $1,566 million in the first nine months of 2026 compared to a gain of $1,660 million in the first nine months of 2025. During 2026 our operating results were impacted by higher tariff costs in the United States.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2026	9M 2025	Increase/(Decrease)
Net sales ($ million)	507	426	19%
Operating income ($ million)	109	70	57%
Operating margin (% of sales)	21.5%	16.4%

Net sales of other products and services increased 19% to $507 million in the first nine months of 2026, compared to $426 million in the first nine months of 2025. The increase is mainly due to higher sales of oilfield services in Argentina and higher sales of excess raw materials.

Operating results from other products and services amounted to a gain of $109 million in the first nine months of 2026, compared to a gain of $70 million in the first nine months of 2025. These results were primarily driven by our oilfield services business in Argentina and by sales of sucker rods, coiled tubing and pipes for plumbing applications.

Selling, general and administrative expenses, or SG&A, amounted to $1,423 million in the first nine months of 2026 and $1,376 million in the first nine months of 2025, representing 15.5% and 15.3% of sales, respectively.

Financial results amounted to a gain of $104 million in the first nine months of 2026, compared to a gain of $104 million in the first nine months of 2025. Financial results of the first nine months are mainly attributable to a $123 million net finance income from the net return of our portfolio investments.

Equity in earnings (losses) of non-consolidated companies generated a gain of $119 million in the first nine months of 2026, compared to a gain of $38 million in the first nine months of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX).

Income tax amounted to a charge of $321 million in the first nine months of 2026, compared to $358 million in the first nine months of 2025.

Cash Flow and Liquidity of 2026 First Nine Months

Net cash provided by operating activities during the first nine months of 2026 amounted to $1.5 billion (net of an increase in working capital of $354 million), compared to cash provided by operations of $1.8 billion (including an increase in working capital of $62 million) in the first nine months of 2025.

Capital expenditures amounted to $334 million in the first nine months of 2026, compared to $495 million in the first nine months of 2025. Free cash flow amounted to $1.2 billion in the first nine months of 2026, compared to $1.3 billion in the first nine months of 2025.

Following a dividend payment of $606 million in May 2026 and share buybacks of $90 million during the first nine months of 2026, our net cash position amounted to $3.8 billion at the end of September 2026.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 5, 2026, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/g8dg3gut

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BIfa12a674640146cd8deb50112f9f5b36

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net sales	3,102,349	2,978,140	9,169,433	8,986,024
Cost of sales	(2,033,518)	(1,946,125)	(6,065,807)	(5,880,619)
Gross profit	1,068,831	1,032,015	3,103,626	3,105,405
Selling, general and administrative expenses	(472,057)	(434,969)	(1,422,755)	(1,375,667)
Other operating income	7,637	7,226	16,868	23,331
Other operating expenses	(6,896)	(7,641)	(22,358)	(23,791)
Operating income	597,515	596,631	1,675,381	1,729,278
Finance income	40,290	56,181	158,029	198,294
Finance cost	(11,507)	(9,636)	(35,077)	(31,093)
Other financial results, net	(6,867)	(9,877)	(18,529)	(63,612)
Income before equity in earnings of non-consolidated companies and income tax	619,431	633,299	1,779,804	1,832,867
Equity in earnings (losses) of non-consolidated companies	37,690	(8,955)	119,029	37,731
Income before income tax	657,121	624,344	1,898,833	1,870,598
Income tax	(135,859)	(171,698)	(321,278)	(358,382)
Income for the period	521,262	452,646	1,577,555	1,512,216

Attributable to:
Shareholders' equity	509,107	445,694	1,526,945	1,483,948
Non-controlling interests	12,155	6,952	50,610	28,268
	521,262	452,646	1,577,555	1,512,216

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2026		At December 31, 2025
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6,102,335		6,205,082
Intangible assets, net	1,352,357		1,357,116
Right-of-use assets, net	150,084		144,557
Investments in non-consolidated companies	1,652,701		1,561,212
Other investments	1,170,663		758,085
Deferred tax assets	834,364		834,168
Receivables, net	129,287	11,391,791	139,211	10,999,431
Current assets
Inventories, net	3,939,555		3,602,058
Receivables and prepayments, net	205,183		268,798
Current tax assets	359,463		364,640
Contract assets	19,780		35,264
Trade receivables, net	2,059,505		1,920,840
Derivative financial instruments	15,753		1,875
Other investments	2,145,322		2,306,760
Cash and cash equivalents	806,457	9,551,018	572,647	9,072,882
Total assets		20,942,809		20,072,313
EQUITY
Shareholders' equity		16,853,172		16,599,191
Non-controlling interests		267,977		229,877
Total equity		17,121,149		16,829,068
LIABILITIES
Non-current liabilities
Borrowings	356		368
Lease liabilities	97,265		94,903
Derivative financial instruments	-		207
Deferred tax liabilities	389,895		442,248
Other liabilities	333,459		310,707
Provisions	57,808	878,783	48,418	896,851
Current liabilities
Borrowings	336,573		305,354
Lease liabilities	51,012		48,346
Derivative financial instruments	7,810		14,123
Current tax liabilities	263,773		386,586
Other liabilities	975,495		377,088
Provisions	160,989		173,152
Customer advances	165,391		168,832
Trade payables	981,834	2,942,877	872,913	2,346,394
Total liabilities		3,821,660		3,243,245
Total equity and liabilities		20,942,809		20,072,313

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	521,262	452,646	1,577,555	1,512,216
Adjustments for:
Depreciation and amortization	158,558	156,841	465,327	453,249
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	4,331	6,907	19,972	25,434
Income tax accruals less payments	(21,489)	26,979	(119,929)	(63,814)
Equity in earnings of non-consolidated companies	(37,690)	8,955	(119,029)	(37,731)
Interest accruals less payments/collections, net	16,075	1,730	33,158	(11,309)
Changes in provisions	8	(19,160)	(22,745)	(20,925)
Changes in working capital	(270,166)	(312,422)	(353,886)	(62,106)
Others, including net foreign exchange	(4,831)	(4,221)	20,805	17,388
Net cash provided by operating activities	366,058	318,255	1,501,228	1,812,402

Cash flows from investing activities
Capital expenditures	(98,449)	(185,384)	(334,384)	(494,676)
Changes in advances to suppliers of property, plant and equipment	(13,036)	4,937	(3,053)	(916)
Cash decrease due to deconsolidation of subsidiaries	-	-	-	(1,848)
Acquisition of subsidiaries, net of cash acquired	-	-	(4,507)	-
Loan to joint ventures	-	-	-	(1,359)
Repayment of loan by joint ventures	-	-	68,788	-
Proceeds from disposal of property, plant and equipment and intangible assets	11,784	391	12,795	58,120
Dividends received from non-consolidated companies	-	-	29,863	41,348
Changes in investments in securities	(28,010)	214,247	(314,385)	82,910
Net cash used in investing activities	(127,711)	34,191	(544,883)	(316,421)

Cash flows from financing activities
Dividends paid	-	-	(605,790)	(600,317)
Dividends paid to non-controlling interest in subsidiaries	(5,090)	(3,000)	(6,322)	(30,264)
Acquisition of treasury shares	-	(351,463)	(89,562)	(825,395)
Payments of lease liabilities	(17,019)	(16,615)	(50,682)	(46,662)
Proceeds from borrowings	159,575	95,998	515,808	572,441
Repayments of borrowings	(124,098)	(92,143)	(483,133)	(667,099)
Net cash used in financing activities	13,368	(367,223)	(719,681)	(1,597,296)

Increase (decrease) in cash and cash equivalents	251,715	(14,777)	236,664	(101,315)

Movement in cash and cash equivalents
At the beginning of the period	556,983	571,492	572,444	660,798
Effect of exchange rate changes	(2,407)	(9,754)	(2,817)	(12,522)
Increase (decrease) in cash and cash equivalents	251,715	(14,777)	236,664	(101,315)
At September 30,	806,291	546,961	806,291	546,961

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Income for the period	521,262	452,646	1,577,555	1,512,216
Income tax charge	135,859	171,698	321,278	358,382
Equity in earnings (losses) of non-consolidated companies	(37,690)	8,955	(119,029)	(37,731)
Financial Results	(21,916)	(36,668)	(104,423)	(103,589)
Depreciation and amortization	158,558	156,841	465,327	453,249
EBITDA	756,073	753,472	2,140,708	2,182,527

Free cash flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,			Nine-month period ended September 30,
	2026	2025	2026	2025
Net cash provided by operating activities	366,058	318,255	1,501,228	1,812,402
Capital expenditures	(98,449)	(185,384)	(334,384)	(494,676)
Free cash flow	267,609	132,871	1,166,844	1,317,726

Net cash / (debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash / (debt) is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash / (debt) is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2026	2025
Cash and cash equivalents	806,457	547,183
Other current investments	2,145,322	2,442,088
Non-current investments	1,163,945	823,781
Derivatives hedging borrowings and investments	863	(2,179)
Current borrowings	(336,573)	(325,338)
Non-current borrowings	(356)	(2,251)
Net cash / (debt)	3,779,658	3,483,284

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2026	2025
Inventories	3,939,555	3,506,607
Trade receivables	2,059,505	2,146,036
Customer advances	(165,391)	(182,924)
Trade payables	(981,834)	(830,173)
Operating working capital	4,851,835	4,639,546
Annualized quarterly sales	12,409,396	11,912,560
Operating working capital days	143	142